ULTRAPETROL (BAHAMAS) LIMITED RECEIVES CONSENTS
           FROM HOLDERS OF ITS 10 1/2% FIRST PREFERRED SHIP MORTGAGE NOTES DUE 2008 PURSUANT TO OFFER AND CONSENT SOLICITATION

         Nassau, Bahamas, November 9, 2004 - Ultrapetrol (Bahamas) Limited ("Ultrapetrol" or the "Company"), announced today that, based on information received from the depositary regarding the Company's current tender offer and consent solicitation, it has received consents from a majority of holders of its outstanding 101/2% First Preferred Ship Mortgage Notes due 2008 (the "Notes") (CUSIP No. 90389Q AB 0 and ISIN No. US90389QAB05).

         The consents are sufficient to effect the proposed amendments to the indenture governing the Notes, as described in the Company's Offer to Purchase and Consent Solicitation Statement and related Consent and Letter of Transmittal dated October 26, 2004, pursuant to which the tender offer and the consent solicitation are being made.

         The Company will proceed to execute a supplemental indenture effecting the proposed amendments to the indenture governing the Notes. The supplemental indenture with respect to the Notes will become operative only if the Company accepts the Notes for payment pursuant to the terms of the tender offer and the tender offer is not terminated or withdrawn. The tender offer expires at 11:59 p.m., New York City time, on November 23, 2004, unless extended or earlier terminated.

         The Company's obligations to accept for purchase and to pay for Notes in the tender offer is conditioned on, among other things, satisfaction or waiver of the conditions to the consummation of a new offering of First Preferred Ship Mortgage Notes due 2014 in an aggregate principal amount of up to $150 million.

         The Company has retained Credit Suisse First Boston LLC to serve as the Dealer Manager and Solicitation Agent for the tender offer and the consent solicitation. Requests for documents and questions regarding the tender and consent solicitation may be directed to Credit Suisse First Boston LLC at (800) 820-1653 (US toll-free) or +1 (212) 325-3175.

         About Ultrapetrol

         Ultrapetrol is a diversified ocean and river transportation company involved in the carriage of dry and liquid bulk cargoes. In its "Ocean Business," it owns and operates oceangoing vessels that transport petroleum products and dry cargo around the world. In its "River Business," it owns and operates river barges and push boats in the greater Hidrovia region of South America, a fertile agricultural region of navigable waters on the Parana and Paraguay Rivers, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. The Company's registered office is located at H & J Corporate Services Ltd., Shirlaw House, 87 Shirley Street, P.O. Box SS-19084, Nassau, Bahamas.

                                      # # #

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to the 10 1/2 First Preferred Ship Mortgage Notes of Ultrapetrol. The tender offer and consent solicitation is being made solely by the Offer to Purchase and Consent Solicitation Statement dated October 26, 2004.

The information contained in this news release, other than historical information, consists of forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. Although Ultrapetrol believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.



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